

10032164

AB 9/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
SEP 28 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-67-003049-C~~ 8-15665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 BROAD STREET
(No. and Street)

CHATTANOOGA	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLEN C. BROWN (423) 267-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC
(Name – *if individual, state last, first, middle name*)

1200 MARKET STREET	CHATTANOOGA	TN	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/29

OATH OR AFFIRMATION

I, ALLEN C. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN ASSOCIATES, INC, as of JULY 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES: February 27, 2011


TERRI M. WOOD
STATE
OF
TENNESSEE
NOTARY
PUBLIC
HAMILTON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2010



HENDERSON HUTCHERSON & McCULLOUGH, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Brown Associates, Inc. (a Tennessee corporation) as of July 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Associates, Inc. as of July 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chattanooga, Tennessee
September 23, 2010

Henderson Hutcherson & McCullough, PLLC

1200 MARKET STREET • FREIGHT DEPOT • CHATTANOOGA, TN 37402-2713 • P 423.756.7771 • F 423.265.8125 • hhmcpas.com
AN INDEPENDENT MEMBER OF THE BDO SEIDMAN ALLIANCE

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$ 407,457
Deposits with clearing organizations	10,000
Receivable from clearing organizations	27,730
Other commissions receivable	2,250
Other receivable	7,171
Receivable tax refund	34,202
Securities owned:	
Marketable: at market value	66,727
Office equipment and leasehold improvements, less accumulated depreciation and amortization of $55,096	22,345
Deferred taxes	26,080
Other assets	194,532
Total assets	$ 798,494

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 13,139
Note payable	47,000
Total liabilities	60,139
STOCKHOLDERS' EQUITY	
Common stock, no par value, $2 stated value, authorized 1,000 shares, issued 500 shares	1,000
Retained earnings	737,355
Total stockholders' equity	738,355
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 798,494

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2010

REVENUES	
Commissions	$ 285,328
Investment banking	230,857
Trading gains	8,224
Revenue from sale of investment shares	13,606
Investment advisory fees	3,333
Interest and dividends	2,769
Other revenue	350,717
Total revenue	894,834
EXPENSES	
Employee compensation and benefits	828,453
Regulatory fees and expenses	29,668
Occupancy	52,873
Other	230,302
Total expenses	1,141,296
LOSS BEFORE INCOME TAXES	(246,462)
Income tax benefit	(26,962)
NET LOSS	$ (219,500)

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2010

	Common Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at August 1, 2009	$ 1,000	$ 956,855	$ (134,606)	$ 823,249
Net loss	-	(219,500)		(219,500)
Change in unrecognized net losses of pension plan	-	-	134,606	134,606
Balance at July 31, 2010	$ 1,000	$ 737,355	$ -	$ 738,355

The accompanying notes are an integral part of the financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$(219,500)
Non cash income/expenses included in net income:	
Depreciation	5,472
Gain from sale of marketable securities	(2,925)
Unrealized gain on marketable securities	(5,299)
Deferred taxes	7,240
Net loss relating to the termination of pension plan	134,606
(Increase) decrease in operating assets:	
Receivables from clearing organizations	(2,417)
Other commission receivable	(2,250)
Other receivable	(7,171)
Receivable tax refund	(8,052)
Other assets	193,658
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(172,876)
Pension benefit obligation exceeding plan assets	(45,452)
Net cash used by operating activities	(124,966)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(14,599)
Purchases of marketable securities	(53,871)
Proceeds from sale of marketable securities	37,171
Net cash used by investing activities	(31,299)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on the note payable	(37,000)
Net cash used by financing activities	(37,000)
NET CHANGE IN CASH	(193,265)
Cash - beginning of year	600,722
Cash - end of year	$ 407,457

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. is a Tennessee corporation formed in 1969. The Company provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Marketable Securities

The Company carries investments in marketable securities at fair value in accordance with FASB ASC Topic 820 which defines fair value. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Transportation Equipment	3-5 Years
Office Equipment	5-7 Years
Leasehold Improvements	15 Years

Investments in Limited Partnerships

Distributions from limited partnerships in excess of the Company's proportionate share of partnership income and permanent declines in the market values of the investments have been recorded as a reduction of the cost of the investments.

Investments in Corporate Stock

Investments in a minority interest of non-public corporate stock are carried at cost less any impairment in the values that are not temporary in nature.

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the F.D.I.C., but may be insured by the S.I.P.C. At times these investments may be in excess of S.I.P.C. limits.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from unrealized gains and losses on marketable equity securities.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2006.

The adoption of this standard did not have a material impact on the Company's financial statements. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties and interest levied against the Company during the year.

Comprehensive Income

The Company accounts for comprehensive income in accordance with FASB ASC Topic 220, *Reporting Comprehensive Income*, which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e. certain revenues, expenses, gains, and losses reported as separate components of stockholders' equity rather than in net income).

Recognition of Income

The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $25,044 for the year ended July 31, 2010.

NOTE 2 – FAIR VALUE MEASUREMENT

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company had the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities were valued using Level 1 inputs. There were no securities valued using level 2 or level 3 input valuations.

NOTE 3 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$71,815
Leasehold improvements	5,626
	77,441
Less accumulated depreciation	(55,096)
Total	$22,345

Depreciation expense was $5,472 for the year ended July 31, 2010.

NOTE 4 – OTHER ASSETS

Other assets consist of the following:

Employee receivable	$ 15,000
Loans receivable stockholders	10,032
Investment in privately held stock	132,000
Investment in limited partnerships	37,500
Total	$194,532

NOTE 5 – INCOME TAXES

The provision for income taxes includes the following:

Current tax (benefit) on income	
Federal	$(34,202)
State	(8,423)
	$(42,625)
Deferred tax (benefit)	
Federal	$ 10,294
State	5,369
	$ 15,663
Total state income tax benefit	$ (3,054)
Total federal income tax benefit	(23,908)
Total income tax benefit	$(26,962)

(Continued)

NOTE 5 – INCOME TAXES (Continued)

Deferred taxes consist of the following:

Deferred tax assets – state	$ 15,218
Deferred tax assets – federal	16,660
Deferred tax liabilities – state	(434)
Deferred tax liabilities – federal	(5,364)
Total	$(26,080)

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown, Family L.P. Ed Brown, Jr. is a major stockholder of the Company. Rental expense for the year totaled $24,000.

The Company borrowed $47,000 from Four Bridges Holdings, LLC. The loan was paid on August 11, 2010.

On July 8, 2010, the President borrowed $10,000 from the Company. The note is payable on demand and accrues interest at 2.19%.

NOTE 7 – PENSION PLAN

On December 22, 2009, the Company terminated the defined benefit plan effective May 15, 2010. The plan assets were liquidated and distributed to participants. As a result of the termination, their was an additional expense of $103,000 recognized in employee compensation and benefits and a credit of $14,317 in federal and state tax benefit for a total net effect of $89,154 recognized in the statement of operations.

NOTE 8 – PROFIT SHARING PLAN

The Company has a profit-sharing plan that covers all full-time employees with a minimum of six months service who are at least 24-1/2 years of age. Contributions to the Plan are at the discretion of the Board of Directors. Management did not contribute to the profit sharing plan for the year ending July 31, 2010.

NOTE 9 – NET CAPITAL COMPUTATION

The following reconciles net capital per management's computation (included in the unaudited FOCUS Report as of July 31, 2010 to the audited computation thereof:

Net capital, per management's unaudited FOCUS Report	$393,959
Termination of pension plan	45,450
Increase in accrued expenses	(1,800)
Net capital, audited	$437,609

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.



HENDERSON HUTCHERSON & McCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Brown Associates, Inc. (the Company), as of and for the year ended July 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1200 MARKET STREET • FREIGHT DEPOT • CHATTANOOGA, TN 37402-2713 • P 423.756.7771 • F 423.265.8125 • hhmcpas.com

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
September 23, 2010

Henderson Hutcherson & McCullough, PLLC

SUPPLEMENTAL INFORMATION

BROWN ASSOCIATES, INC.

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AMENDED
AS OF JULY 31, 2010

Net Capital:

Stockholders' equity allowable for net capital	$ 738,355
Add: other (deductions) or allowable credits:	
	-
Total capital allowable	738,355
Deductions and/or charges:	
Nonallowable assets:	
Other receivable	7,171
Receivable tax refund	34,202
Deferred tax asset	26,080
Furniture, equipment, and leasehold improvements, net	22,345
Other assets	194,534
	284,332
Net capital before haircuts on securities positions	454,023
Haircuts on securities	
Trading and investment securities	
Other securities	10,009
Undue Concentration	992
Other - Money Market Fund	5,413
	16,414
NET CAPITAL	$ 437,609
AGGREGATE INDEBTEDNESS	$ 60,139
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 4,009
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 337,609
Excess net capital at 1,000 percent	$ 431,595
Percentage of aggregate indebtedness to net capital	13.74%
Percentage of debt to equity	8.12%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of July 31, 2010.



HENDERSON HUTCHERSON & McCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2010, which were agreed to by Brown Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brown Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Brown Associates, Inc.'s management is responsible for the Brown Associates, Inc.'s compliance with those requirements. This agreed-upon procedure engagement was conduced in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by examining the actual signed check, tracing the assessment payment to the cash disbursements journal. The amount of the check agreed with the amount to be submitted with the SIPC-7. At the time of this procedure, the SIPC-7 had not been submitted. Compared the payment previously made with the assessment paid and submitted with form SIPC-6. Examined the front and back of the cleared check. Traced that payment to the bank statement and cash disbursements journal. No differences or findings were noted;

2. Compared the amounts reported on Forms X-17A-5 for the year ended July 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We traced the additions and subtractions as shown on Form SIPC-7 with the statements and bank deposits that support the adjustment noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on form SIPC-7 and in the related schedules and working papers such as the general ledger detail and supporting source documents such as bank and investment statements for the period August 1, 2009 through July 31, 2010 supporting the adjustments noting no differences;

1200 MARKET STREET • FREIGHT DEPOT • CHATTANOOGA, TN 37402-2713 • P 423.756.7771 • F 423.265.8125 • hhmcpas.com

AN INDEPENDENT MEMBER OF THE BDO SEIDMAN ALLIANCE

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment carried forward. No differences were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, TN
September 23, 2010

Henderson Hutcherson & McCullough, PLLC

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended July 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-015665 FINRA JUL 12/30/1970
BROWN ASSOCIATES INC
P O BO 11507
819 BROAD ST
CHATTANOOGA, TN 37401-2507

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tara A. Bryant (423) 267-3726

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1425

B. Less payment made with SIPC-6 filed (exclude interest) (623)
February 26, 2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 802

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 802

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 802

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of September 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 8-1, 2009 and ending 7-31, 2010

Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 894834
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	136066
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	8224
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction *PPM Fees 301050 trail fees 860 ins. comm 955 *pertinent pages attached Breakdown of PPM Fees: Summit Southeast 42750 Hallmark Ravenwood 118500 Hallmark Group Services Huntsville 139800)	302865
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	324095
2d. SIPC Net Operating Revenues	$ 570139
2e. General Assessment @ .0025	$ 1425

(to page 1 but not less than $150 minimum)

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2010



HENDERSON HUTCHERSON & McCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS